UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0308

          DIVISION OF
CORPORATION FINANCE

Mail Stop 03-08

November 10, 2005

Eduardo Pawluszek
Chief Financial Officer
Gas Transporter of the South
Don Bosco 3672
5th Floor
C1206ABF Buenos Aires, Argentina

 Re: Gas Transporter of the South
   Form 20-F for the Fiscal Year Ended December 31, 2004
 Forms 6-K for the Fiscal Quarters Ended June 30, 2005 and March
 31,
 2005
   File No. 1-13396

Dear Mr. Pawluszek,

        We have reviewed your response dated November 2, 2005 to our
comment letter dated September 21, 2005. We have completed our
review of your Form 20-F and related filings and have no further
comments at this time.

Sincerely,

Michael Moran
Branch Chief
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